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                            April 21, 2022

       Dane E. Whitehead
       Chief Financial Officer
       Marathon Oil Corporation
       990 Town and Country Boulevard
       Houston, Texas 77024-2217

                                                        Re: Marathon Oil
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            Form 8-K filed
February 16, 2022
                                                            File No. 001-05153

       Dear Mr. Whitehead:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed February 16, 2022

       Exhibit 99.1

   1. Please revise your disclosure to ensure the presentation of the most comparable GAAP measures with equal or
greater prominence to your non-GAAP measures. For example,
                                                        free cash flow is
disclosed without the most comparable GAAP measure in the Highlight section bullet points
listed at the beginning of your press release. Refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
   2. We note that your calculation of free cash flow includes adjustments beyond the typical calculation of cash
flows from operating activities less capital expenditures, which is inconsistent with the
definition per Question 102.07 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures. Please revise to relabel this measure
 Dane E. Whitehead
Marathon Oil Corporation
April 21, 2022
Page 2
         or revise its computation to more accurately reflect its definition.
3. We note your presentation of total capital expenditures as a non-GAAP measure that appears to use a title that is confusingly similar to its comparable GAAP measure. On a related matter, we note total capital expenditures is also presented on pages 42 and 70 of your Form 10-K for the year ended December 31, 2021, without identification as a non-
         GAAP financial measure. Expand your current presentation in the Form 10-K to provide the disclosures required by Item 10(e)(i) and (ii) of Regulation S-K and Regulation G. In
         this regard, please also note Item 10(e)(1)(ii)(E) of Regulation S-K.
4. Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating the adjusted net income (loss) in each reporting period presented. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on
         Non-GAAP Financial Measures.
5. We note your disclosure of adjusted net income (loss) on a per share basis, a non-GAAP financial measure. Expand your disclosure to provide a reconciliation of the measure to
         GAAP earnings per share. Refer to Question 102.05 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
6. We note expected free cash flow and related reinvestment rates that are forward-looking in nature have been discussed throughout your press release with some reconciling information provided in the footnotes presented prior to the Non-GAAP Measures section. The reconciliation of forward-looking non-GAAP financial measures to their most comparable GAAP measure is required to be disclosed under Item 10(e)(1)(i)(B) of
         Regulation S-K. Please revise your current presentation to ensure all non-GAAP financial measures have been reconciled, including expected free cash flow measures and reinvestment rates.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 with any questions.



FirstName LastNameDane E. Whitehead                             Sincerely,
Comapany NameMarathon Oil Corporation
                                                                Division of
Corporation Finance
April 21, 2022 Page 2                                           Office of
Energy & Transportation
FirstName LastName